Exhibit 99.1

SPECIALTY RETAIL SHOPS HOLDING CORP. AND SUBSIDIARIES

SPECIALTY RETAIL SHOPS HOLDING CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (UNAUDITED)

FOR THE THIRTY NINE WEEKS ENDED OCTOBER 27, 2012 AND OCTOBER 29, 2011

(In thousands)

	October 27, 2012 (39 weeks)	October 29, 2011 (39 weeks)
REVENUES:
Net sales	$1,954,647	$1,943,039
Licensed department rentals and other income	10,859	11,018

Total revenues	1,965,506	1,954,057

COSTS AND EXPENSES:
Cost of sales (before depreciation and amortization)	1,408,502	1,379,359
Selling, general and administrative expenses	569,586	535,988
Depreciation and amortization expenses	34,419	25,448

Total costs and expenses	2,012,507	1,940,795

EARNINGS (LOSS) FROM OPERATIONS	(47,001)	13,262
INTEREST EXPENSE, NET	23,961	26,012

LOSS BEFORE INCOME TAXES	(70,962)	(12,750)
INCOME TAX BENEFIT	(27,762)	(3,758)

NET LOSS	$(43,200)	$(8,992)

COMPREHENSIVE LOSS	$(43,200)	$(8,992)

See accompanying notes to condensed consolidated financial statements.

SPECIALTY RETAIL SHOPS HOLDING CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF OCTOBER 27, 2012, JANUARY 28, 2012, AND OCTOBER 29, 2011

(In thousands)

	October 27, 2012 (unaudited)	January 28, 2012	October 29, 2011 (unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$22,546	$20,806	$21,573
Receivables (net of allowance for losses of $952, $965 and $972, respectively)	64,491	65,501	59,889
Merchandise inventories	612,227	515,950	615,187
Other current assets	11,004	8,875	10,570

Total current assets	710,268	611,132	707,219
PROPERTY AND EQUIPMENT, Net	158,869	142,574	137,519
INTANGIBLE ASSETS, Net	27,183	26,061	24,882
GOODWILL	926	926	926
DEFERRED INCOME TAXES	103,009	77,994	87,095
DEBT ISSUANCE COSTS	13,189	9,256	11,477
OTHER ASSETS	3,619	2,949	2,864

TOTAL ASSETS	$1,017,063	$870,892	$971,982

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt and capital lease obligations	$8,943	$8,293	$8,452
Accounts payable	325,186	236,038	302,266
Accrued compensation and related taxes	26,076	15,767	23,118
Deferred income taxes	49,087	43,724	40,480
Other accrued liabilities	63,859	50,818	50,924
Accrued income and other taxes	19,015	23,552	29,016

Total current liabilities	492,166	378,192	454,256
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS – Less current portion	439,150	366,480	403,117
OTHER LONG-TERM OBLIGATIONS	42,580	41,900	46,682
LONG-TERM RELATED PARTY OBLIGATIONS (Note 3)	28,846	26,301	25,236
SHAREHOLDERS’ EQUITY:
Common stock (par value $0.001: 11,500,000 shares authorized, 10,001,000 shares issued and outstanding at October 27, 2012; 10,000,000 shares authorized, issued and outstanding at January 28, 2012 and October 29, 2011)	10	10	10
Additional paid-in capital	56,919	57,417	57,359
Retained earnings (deficit)	(42,367)	833	(15,148)
Accumulated other comprehensive income (loss)	(241)	(241)	470

Total shareholders’ equity	14,321	58,019	42,691

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,017,063	$870,892	$971,982

See accompanying notes to condensed consolidated financial statements.

SPECIALTY RETAIL SHOPS HOLDING CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE THIRTY NINE WEEKS ENDED OCTOBER 27, 2012 AND OCTOBER 29, 2011

(In thousands)

	October 27, 2012 (39 weeks)	October 29, 2011 (39 weeks)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(43,200)	$(8,992)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	34,419	25,448
Amortization of deferred financing costs	5,379	4,127
Non-cash inventory adjustments	(2,677)	(2,343)
Non-cash related party interest expense	2,670	2,302
Gain on the sale of property and equipment	(361)	(3,239)
Gain on sale of intangible assets	(918)	—
Non-cash change in closed store reserves	3,448	1,429
Deferred income tax benefit	(19,652)	(7,083)
Property and equipment impairment charges	215	26
Stock compensation expense (income)	(498)	377
Change in assets and liabilities:
Receivables	1,064	4,389
Merchandise inventories	(93,598)	(115,218)
Other current assets	(4,578)	(1,221)
Other long-term assets	(1,088)	40
Accounts payable and accrued liabilities	85,583	57,453
Other long-term obligations	(1,018)	(5,903)

Net cash used in operating activities	(34,810)	(48,408)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(31,633)	(28,546)
Proceeds from the sale of property and equipment	436	2,784
Payments for pharmacy customer lists	(6,089)	(2,304)
Proceeds from the sale of pharmacy customer lists	2,007	471

Net cash used in investing activities	(35,279)	(27,595)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings under revolving credit facilities	442,347	498,786
Repayments under revolving credit facilities	(380,402)	(418,125)
Change in book cash overdraft	14,718	5,598
Payment of financing costs	(9,295)	(653)
Repayment of other debt and capital lease obligations	(5,845)	(8,512)
Borrowings under note payable	3,000	—
Borrowings under financing agreement	7,306	—

Net cash provided by financing activities	71,829	77,094

CASH AND CASH EQUIVALENTS – Beginning of period	20,806	20,482
Net increase in cash and cash equivalents	1,740	1,091

CASH AND CASH EQUIVALENTS – End of period	$22,546	$21,573

SUPPLEMENTAL CASH FLOW INFORMATION:
Non-cash investing activities – assets acquired under capital lease	$7,371	$2,838
Cash paid during the period for:
Interest	15,805	19,590
Income taxes (net of refunds)	356	6,592

See accompanying notes to condensed consolidated financial statements.

SPECIALTY RETAIL SHOPS HOLDING CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (UNAUDITED)

FOR THE THIRTY NINE WEEKS ENDED OCTOBER 27, 2012 AND OCTOBER 29, 2011

(In thousands)

	Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Loss	Total
	Shares	Amount
BALANCE—January 28, 2012	10,000	$10	$57,417	$833	$(241)	$58,019
Issuance of non-voting stock	1	—				—
Stock compensation income			(498)			(498)
Net loss				(43,200)		(43,200)

BALANCE—October 27, 2012	10,001	$10	$56,919	$(42,367)	$(241)	$14,321

(In thousands)

	Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Total
	Shares	Amount
BALANCE—January 29, 2011	10,000	$10	$56,982	$(6,156)	$470	$51,306
Stock compensation expense			377			377
Net loss				(8,992)		(8,992)

BALANCE—October 29, 2011	10,000	$10	$57,359	$(15,148)	$470	$42,691

See accompanying notes to condensed consolidated financial statements.

SPECIALTY RETAIL SHOPS HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF OCTOBER 27, 2012, JANUARY 28, 2012, AND OCTOBER 29, 2011,

AND FOR THE 39 WEEKS ENDED OCTOBER 27, 2012 AND OCTOBER 29, 2011

1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for fiscal year end financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.

These interim results are not necessarily indicative of the results of the fiscal years as a whole because the operations of Specialty Retail Shops Holding Corp. (the “Company”) are highly seasonal. The fourth fiscal quarter has historically contributed a significant part of the Company’s earnings due to the Christmas selling season.

The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto for the fiscal year ended January 28, 2012.

Organization—The Company was incorporated by an investment fund affiliated with Sun Capital Partners, Inc. (“Sun Capital”) in December 2005 for the purpose of acquiring all of the outstanding shares of common stock of Shopko Stores, Inc. On December 28, 2005 (“the Acquisition Date”), the Company acquired all the issued and outstanding shares of Shopko Stores, Inc. (“the Acquisition”). The Company is a wholly-owned subsidiary of SKO Group Holding, LLC (the “Parent”) which is owned by an affiliate of Sun Capital and other co-investors.

On February 7, 2012, a merger became effective between the Company and Pamida Holding Company, Inc. (“Pamida”) (the “Merger”). See Note 2 for additional merger-related information. Following the Merger, the Company has a wholly-owned operating subsidiary, ShopKo Holding Company, LLC (“Shopko”), which is the surviving entity to ShopKo Holding Company, Inc. (“Shopko Inc.”). Shopko has a wholly-owned real estate subsidiary that owns certain real properties which are primarily leased to a Shopko wholly-owned subsidiary, ShopKo Stores Operating Co., LLC (“Shopko Operating”). Shopko Operating has a wholly-owned subsidiary, Pamida Stores Operating Co., LLC, (“Pamida Operating”). Shopko Operating and Pamida Operating are retailers engaged in selling general merchandise and providing retail health services with stores operated in Midwest, North Central, Western and Pacific Northwest states. Shopko Operating also has a wholly-owned commercial pharmacy subsidiary that operates two closed shop pharmacies serving institutions and homes with more than 4,000 beds.

Shareholders’ Equity and Stock Split—On February 7, 2012, the Company amended its certificate of incorporation to authorize 11,000,000 shares of $0.001 par value per share common stock, of which 10,000,000 shares are voting shares and 1,000,000 shares are non-voting. The Company subsequently executed a 1-for-10,000 common stock split. The stock split resulted in each outstanding share of common stock being reclassified and changed into 10,000 shares of common stock. All share data has been adjusted to give effect to the stock split.

The stock option plan previously maintained by Shopko Inc. has been assigned to and assumed by the Company. All other terms of the stock option plan and all stock options issued thereunder remain unchanged. The 1,000 shares of non-voting common stock, par value $0.01 of Shopko Inc., issued and outstanding pursuant to the Shopko Inc. stock option plan were exchanged for 1,000 shares of non-voting common stock of the Company.

On May 8, 2012, the Company amended its certificate of incorporation to authorize an additional 500,000 shares of $0.001 par value per share common stock. The new shares are non-voting. None of the newly authorized common shares have been issued as of the date of issuance of these condensed consolidated financial statements.

At October 27, 2012, the Company had 10,000,000 shares of voting common stock and 1,000 shares of non-voting common stock issued and outstanding, respectively. At January 28, 2012 and October 29, 2011, all 10,000,000 issued and outstanding shares of common stock were voting.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements—In July 2012, the FASB issued Accounting Standards Update (“ASU”) No. 2012-02, Intangibles-Goodwill and Other (Topic 350)-Testing Indefinite-Lived Intangible Assets for Impairment. ASU No. 2012-02 simplifies how an entity is required to test indefinite-lived intangible assets for impairment. This guidance provides an entity the option to perform a qualitative, rather than quantitative, assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, which the Company did effective July 28, 2012. The Company’s adoption of this guidance during Fiscal 2012 did not have a significant impact on its condensed consolidated financial statements.

There are no other recently issued accounting pronouncements that apply to the Company that are expected to have a material impact on its consolidated financial statements.

2.	MERGER

On February 7, 2012, the Merger became effective between the Company and Pamida. The combined entity has approximately 340 locations in 22 states. Prior to the Merger, the Company and Pamida were both owned by the Parent. Thus, the Merger has been accounted for as a related party asset transfer between entities under common control in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification ™ (“ASC”) Topic 805, Business Combinations. The Company’s financial statements have been retroactively restated to reflect the Merger.

Subsequent to the Merger, the Company initiated a process to convert Pamida stores to a Shopko format. This included a change to the main store inventories to reflect a Shopko inventory assortment. The Company recorded costs to convert the stores and liquidate the existing Pamida inventory assortment of $36.0 million during the 39 weeks ended October 27, 2012. The Company incurred capital costs of $27.6 million and acquired assets under capital lease of $4.8 million in conjunction with the conversions. The conversion of the Pamida stores is expected to be completed prior to the end of Fiscal 2012. The Company has also closed several existing Pamida stores as discussed in Note 8.

As part of the Merger, the Company has also initiated a plan to consolidate the headquarters of the Company and Pamida. The plan will result in approximately $5.5 million of costs to relocate and terminate employees, of which $4.0 million was recorded during the 39 weeks ended October 27, 2012. The Company also intends to cease use of the Pamida headquarters facility in Omaha, NE during the fourth quarter of Fiscal 2012.

As a result of the Merger, the Company incurred $40.0 million of total merger-related costs, which were included in selling, general and administrative expenses during the 39 weeks ended October 27, 2012.

3.	INCOME TAXES

The Company utilizes an estimated annual effective tax rate in recording the provision (benefit) for income taxes during interim periods; however, the tax consequences of items discrete to a specific period are recorded in that period. For the 39 week period ended October 27, 2012, the Company recorded a tax benefit of $27.8 million for an effective tax rate of 39.1%. For the 39 week period ended October 29, 2011, the Company recorded a tax benefit of $3.8 million for an effective rate of 29.5%. The Company’s effective tax rate differs from the statutory rate primarily due to adjustments for federal and state credits and state taxes.

Under FASB ASC Topic 740, Income Taxes, management is obligated to evaluate the likelihood of realizing deferred tax assets. A valuation allowance is required if, based upon available evidence, it is more likely than not that all or some portion of the deferred tax assets will not be realized. Management’s analysis considers many factors, including the Company’s history of operating profitability, reversing taxable temporary differences and expectations of future earnings. There was no change in the valuation allowance during the 39 weeks ended October 27, 2012 and management believes it is more likely than not the recorded amount of net deferred tax assets as of October 27, 2012 will be realized.

As of October 27, 2012, the Company had no unrecognized tax benefits. The Company’s policy is to recognize interest and penalties related to unrecognized tax benefits as income tax expense. There were no amounts related to interest and penalties recognized as of and for the 39 weeks ended October 27, 2012.

The Company’s U.S. federal income tax returns have been examined by the Internal Revenue Service (“IRS”) through 2008. Years subsequent to 2008 remain open to examination. Tax returns in certain state jurisdictions for 2007 and subsequent tax years remain subject to examination by taxing authorities. The Company’s 2010 and 2011 federal income tax returns are currently being examined. Tax returns of Pamida for years from 2007 through 2011 remain open to examination by major taxing jurisdictions as carryforward attributes from these years may still be adjusted upon examination by the IRS and state taxing authorities if the attributes are utilized in a future period.

4.	RELATED PARTY TRANSACTIONS

Consulting and Management Agreements—Prior to February 7, 2012, the Company and an affiliate of Sun Capital (“the Manager”) were parties to a long-term management services agreement (the “Shopko Management Agreement”), whereby the Manager provided the Company with financial and management consulting services. For the services rendered by the Manager, the Company paid the Manager an annual fee of $3.0 million, plus reimbursement of out-of-pocket expenses not to exceed $1.0 million during any 12 month period. Payment of the annual fee was limited by certain covenants in the Company’s Revolving Credit Facility (see Note 4). The covenant restrictions provided for the quarterly payment of $0.4 million (not to exceed $1.5 million annually) as long as certain availability thresholds were met, plus out-of-pocket expenses. The remaining $1.5 million was accrued and payable only if certain cash flow thresholds were attained.

Prior to February 7, 2012, Pamida and the Manager were also parties to a long-term management services agreement (the “Pamida Management Agreement”). For financial and management consulting services rendered by the Manager, Pamida paid the Manager an annual fee of $1.0 million, plus reimbursement of out-of-pocket expenses. Payment of the annual fee was limited by certain covenants in Pamida’s Revolving Credit Facility (see Note 4). The covenant restrictions provided for the quarterly payment of $0.1 million plus out-of-pocket expenses as long as certain availability thresholds were met. The remaining $0.5 million management fee was accrued and payable if certain cash flow thresholds were attained.

On February 7, 2012, in conjunction with the Merger, the Shopko and Pamida Management Agreements were superseded and replaced with a new agreement with the Manager (the “Consulting Agreement”). The

Consulting Agreement has a 10 year term, provides for an annual fee to the Manager of $4.0 million payable quarterly in advance, an additional fee upon the occurrence of certain events and reimbursement of out-of-pocket expenses. In connection with the Merger, a transaction fee of $1.0 million was paid to the Manager pursuant to the Consulting Agreement.

Consulting fee expenses incurred in connection with the Consulting Agreement and included in selling, general and administrative expenses were $4.0 million for the 39 weeks ended October 27, 2012, which is inclusive of a transaction fee of $1.0 million incurred in connection with the Merger. Management fee expenses incurred in connection with the Shopko and Pamida Management Agreements and included in selling, general and administrative expenses were $3.0 million for the 39 weeks ended October 29, 2011. On April 5, 2012, the Company paid $1.6 million in accrued management fees related to Fiscal 2011 and on April 19, 2011, the Company paid $1.5 million in accrued management fees related to Fiscal 2010, as it met the cash flow thresholds related to the Shopko Management Agreement. As of October 27, 2012, January 28, 2012, and October 29, 2011, the Company had accrued fees of $3.0 million, $3.1 million, and $2.8 million, respectively, included in Long-Term Related Party Obligations pursuant to the Pamida Management Agreement.

Sun Capital Note Payable— The Company has a note payable agreement with Sun Retail Finance Holdings, LLC. The note bears interest at 15.0% and interest is added to the principal of the note semi-annually. Principal is payable at the time the note matures. On February 7, 2012, in conjunction with the Merger, the maturity date of the note was extended from January 28, 2015 to May 8, 2017. The note is secured by substantially all of the properties and assets of the Company but is subordinated in right of payment to the Revolving Credit Facility. As of October 27, 2012, January 28, 2012, and October 29, 2011, this note had outstanding principal and interest of $25.9 million, $23.2 million, and $22.4 million, respectively, included in Long-Term Related Party Obligations.

5.	DEBT

The components of the Company’s debt, excluding the Sun Capital Note Payable (see Note 3), as of October 27, 2012, January 28, 2012 and October 29, 2011 are as follows:

(In thousands)	October 27, 2012	January 28, 2012	October 29, 2011
Revolving Credit Facility	$364,867	$302,923	$339,412
Senior unsecured notes, 9.25% due March 15, 2022	5,680	5,679	5,678
Other obligations	24,618	15,179	15,838
Capital lease obligations	52,928	50,992	50,641

	448,093	374,773	411,569
Less—current portion of long-term debt and capital lease obligations	(8,943)	(8,293)	(8,452)

Long-term debt and capital lease obligations	$439,150	$366,480	$403,117

Revolving Credit Facility— The Company has a senior secured asset-based revolving credit facility (the “Revolving Credit Facility”). On February 7, 2012, in conjunction with the Merger, the borrowing limits under the Company’s and Pamida’s revolving credit facilities were combined and the terms were amended. The amendments increased the credit facility size to $760.0 million and extended the term through February 7, 2017. The amended Revolving Credit Facility consists of three components, Revolver A, Revolver A-1, and Revolver B, which are subject to borrowing base calculations based primarily on a percentage of inventory, accounts receivable, and customer relationship files. Revolver B loans are deemed to be the first loans made and the last loans repaid. Interest for Revolver A, Revolver A-1, and Revolver B is payable monthly. The Revolving Credit Facility is secured by essentially all the assets of the Company, excluding real property and equipment. The Revolving Credit Facility limits the number of store closings, payment of dividends, new indebtedness, repurchase of common stock, capital expenditures and transactions with affiliates, including payment of consulting fees, and also requires the Company to meet certain financial performance covenants. The Company was in compliance with all covenants as of October 27, 2012.

A summary of the interest rates in effect for borrowings under the merged and amended Revolving Credit Facility is as follows:

Loan	LIBOR	Prime

A	LIBOR + 1.75%	Prime + 0.75%

A-1	LIBOR + 3.50%	Prime + 2.50%

B	LIBOR + 8.75%	Prime + 7.75%

As a result of the amendment to the Company’s Revolving Credit Facility in conjunction with the Merger, the Company incurred financing fees of approximately $9.2 million.

Revolver A has maximum available borrowings and letters of credit up to $700.0 million. The total outstanding letters of credit is limited to $200.0 million. Borrowings bear interest at a variable rate based on a certain formula (2.3% at October 27, 2012). At October 27, 2012, there were borrowings of $304.9 million under Revolver A with $271.3 million of additional borrowings available.

Borrowings under Revolver A-1 are capped at $30.0 million. Maximum borrowings available are determined by a certain formula. At October 27, 2012, there were borrowings of $30.0 million under Revolver A-1, with no additional borrowings available. Borrowings bear interest at a variable rate based on a certain formula (3.9% at October 27, 2012).

Borrowings under Revolver B are capped at $30.0 million. Maximum borrowings available are determined by a certain formula. At October 27, 2012, there were borrowings of $30.0 million under Revolver B. Borrowings bear interest at a variable rate based on a certain formula (9.0% at October 27, 2012).

The Company issues documentary letters of credit during the ordinary course of business as required by certain foreign vendors as well as stand-by letters of credit as required by certain insurers and other parties. As of October 27, 2012, the Company had outstanding stand-by letters of credit of $21.0 million and outstanding documentary letters of credit of $0.8 million.

Prior to the significant Revolving Credit Facility modifications on February 7, 2012, the Company and Pamida each maintained secured asset-based revolving credit facilities (“Prior Revolving Credit Facilities”). Under the Prior Revolving Credit Facilities, Revolver A had maximum available borrowings and letters of credit up to $571.5 million. Total outstanding letters of credit was limited to $200.5 million. Borrowings bore interest at a variable rate based on a certain formula (3.5% at October 29, 2011). At January 28, 2012 and October 29, 2011, there were borrowings of $251.9 million and $288.2 million under Revolver A, respectively, with $242.1 million and $243.0 million of additional borrowings available, respectively.

Under the Prior Revolving Credit Facilities, borrowings under Revolver A-1 were capped at $7.0 million. An amendment eliminated Revolver A-1 on November 1, 2011. Maximum borrowings available were determined by a certain formula. At October 29, 2011, there were borrowings of $7.0 million under Revolver A-1. Borrowings bore interest at a variable rate based on a certain formula (7.8% at October 29, 2011).

Under the Prior Revolving Credit Facilities, borrowings under Revolver B were capped at $60.8 million and $58.0 million at January 28, 2012 and October 29, 2011, respectively. Maximum borrowings available were determined by a certain formula. There were borrowings of $51.1 million and $44.2 million under Revolver B at January 28, 2012 and October 29, 2011, respectively, with no additional borrowings available. Borrowings bore interest at a variable rate based on a certain formula (12.0% at October 29, 2011).

Under the Prior Revolving Credit Facilities, the Company and Pamida issued documentary letters of credit during the ordinary course of business, as well as stand-by letters of credit. As of January 28, 2012 and October 29, 2011, the Company had outstanding stand-by letters of credit of $23.1 million and $24.1 million, respectively, and outstanding documentary letters of credit of $1.3 million and $1.5 million, respectively.

Notes Payable— A significant number of the Company’s properties are leased pursuant to master leases with a third party real estate investment trust (the “REIT”). On March 1, 2012, the Company and the REIT entered into an agreement in which the Company provided an unconditional guarantee of payment and performance related to the master leases between the REIT and Pamida. The agreement amended the subordinated promissory note between the REIT and Pamida such that the Company assumed all obligations of Pamida under the note including the current outstanding principal balance of $2.0 million at 5.0% interest. Payments of the principal due on this note commence on March 1, 2014 and continue over the following three years. On April 12, 2012, the Company and the REIT established a five year subordinated promissory note between the Company and the REIT in the amount of $3.0 million at 8.5% interest, with principal payments due commencing on June 1, 2014.

6.	INTEREST EXPENSE

Net interest expense on the Condensed Consolidated Statements of Operations is composed of the following:

	October 27, 2012 39 weeks	October 29, 2011 39 weeks
Interest expense	$23,961	$26,033
Interest income	—	(21)

Interest expense, net	$23,961	$26,012

7.	BENEFIT PLANS

Stock-based Compensation Plans—The Company maintains a stock option plan which provides for the granting of non-qualified stock options to various officers, directors and affiliates of the Company. The options granted under the plan have a term of ten years and generally vest over five years. A summary of information related to the subsidiary stock options granted as of October 27, 2012 is as follows:

Shares Outstanding	Reserved for Option Grant	Stock Options Outstanding	Exercise Price Range	Weighted Average Exercise Price	Weighted Average Fair Value At Grant
10,001,000	800,000	441,694	$5.15-$29.33	$15.74	$4.68

Forfeitures are estimated at the time of valuation and reduce expense ratably over the vesting period. This estimate is adjusted periodically based on the extent to which actual forfeitures differ, or are expected to differ, from the previous estimate. During the 39 weeks ended October 27, 2012, the forfeiture rate estimate was adjusted from 25% to 50% to reflect increased forfeitures experienced by the Company. The effect of adjusting the forfeiture rate is recognized in the period the forfeiture estimate is changed. This change in estimate reduced stock compensation expense by $0.9 million resulting in income from stock-based compensation of $0.5 million for the 39 weeks ended October 27, 2012. Stock-based compensation expense of $0.4 million was recognized for the 39 weeks ended October 29, 2011. As of October 27, 2012, there was $0.4 million of total unrecognized compensation cost related to non-vested, share-based compensation plans, which is expected to be recognized over a weighted average period of approximately 5 years.

8.	LEASE TERMINATION AND CLOSED STORE RESERVE

The following table reflects changes in the liability related to closed stores due to new closures, changes in assumptions, accretion expense and cash payments for the 39 weeks ended October 27, 2012 and October 29, 2011.

(In thousands)	October 27, 2012	October 29, 2011
Balance – beginning of period	$19,476	$24,156
Changes in assumptions about future sublease income, terminations, and changes in interest rates	1,450	(977)
Accretion expense	1,998	2,406
Cash payments	(3,787)	(5,259)

Balance – end of period	$19,137	$20,326

During the 39 weeks ended October 27, 2012, the Company closed seven former Pamida stores under long-term lease and recorded $1.5 million to the closed store reserve for those locations.

During the 39 weeks ended October 29, 2011, the Company entered into a lease termination agreement related to a previously closed location that was under long-term lease. Pursuant to the agreement, the Company made a cash payment of $1.3 million to settle the outstanding obligation related to the lease. As a result of the agreement, the Company released $1.1 million of the previously established reserve to selling, general and administrative expenses in the condensed consolidated statements of operations.

9.	SUBSEQUENT EVENTS

The Company evaluated all events subsequent to the balance sheet date of October 27, 2012 through the date of issuance of these condensed consolidated financial statements, December 10, 2012. The Company has determined there were no subsequent events that required disclosure under FASB ASC Topic 855, Subsequent Events.

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